Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-28997) on Form S-8 of Benchmark Electronics, Inc. of our report dated June 28, 2019, with respect to the statements of net assets available for benefits of Benchmark Electronics, Inc. 401(k) Employee Savings Plan as of December 30, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 30, 2018, and the related supplemental schedules as of and for the year ended December 30, 2018, appearing in this Annual Report (Form 11-K) of Benchmark Electronics, Inc. 401(k) Employee Savings Plan.

/s/ Moss Adams LLP

Denver, Colorado

June 28, 2019